Exhibit 99.2

Nexus Gas Transmission, LLC

Consolidated Financial Statements

December 31, 2019 and 2018

Report of Independent Auditors

To the Management Committee and Management of Nexus Gas Transmission, LLC

We have audited the accompanying 2018 consolidated financial statements of Nexus Gas Transmission, LLC and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2018, and the related consolidated statements of earnings, changes in members’ equity and cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nexus Gas Transmission, LLC and its subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated statement of financial position of Nexus Gas Transmission, LLC as of December 31, 2019, and the related consolidated statements of earnings, changes in members’ equity and cash flows for the year then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2019 financial statements to be audited and they are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 26, 2020

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of US dollars)

	Year Ended December 31,
	2019*	2018
Operating Revenues	$290.5	$40.3
Operating Expenses
Operating, maintenance and other	108.0	16.9
Depreciation and amortization	43.1	8.6
Property and other taxes	79.9	—

Total operating expenses	231.0	25.5
Operating Income	59.5	14.8
Other Income
Allowance for funds used during construction - equity	—	83.9
Allowance for funds used during construction - debt	—	34.4
Other income	0.2	2.0

Total other income	0.2	120.3
Earnings	$59.7	$135.1

*Not covered by the auditor’s report

See Notes to the Consolidated Financial Statements

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of US dollars)

	December 31,
	2019*	2018
ASSETS
Current Assets
Cash and cash equivalents	$46.1	$60.9
Restricted cash	8.0	—
Receivables - trade	15.3	21.3
Receivables - affiliates	12.2	5.9
Construction advances	2.4	—
Gas imbalance receivable	2.5	2.0
Other	2.9	3.5

Total current assets	89.4	93.6

Property, Plant and Equipment, net (Note 6)	2,633.0	2,482.5

Regulatory Assets (Note 2)	50.2	49.6

Other Long-Term Assets	1.9	—

Intangible Assets, net (Note 7)	42.3	5.0

Goodwill (Note 3)	14.9	—

Total Assets	$2,831.7	$2,630.7

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$27.4	$95.8
Accounts payable - affiliates	19.3	9.6
Accrued taxes	78.0	—
Deferred credits	8.0	—
Other	9.5	4.9

Total current liabilities	142.2	110.3

Members’ Equity	2,689.5	2,520.4

Total Liabilities and Members’ Equity	$2,831.7	$2,630.7

*Not covered by the auditor’s report

See Notes to the Consolidated Financial Statements

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of US dollars)

	Year ended December 31,
	2019*	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Earnings	$59.7	$135.1
Adjustments to reconcile earnings to net cash provided by operating activities:
Depreciation and amortization	43.1	8.6
Allowance for funds used during construction - equity	—	(83.9)
Allowance for funds used during construction - debt	—	(34.4)
Other changes in operating assets and liabilities	87.9	(21.5)

Net cash provided by operating activities	190.7	3.9

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions (Note 3)	(154.2)	—
Construction advances	(2.4)	—
Capital expenditures	(149.7)	(1,149.3)

Net cash used in investing activities	(306.3)	(1,149.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from members	254.0	1,089.1
Distributions to members	(145.2)	(7.0)

Net cash provided by financing activities	108.8	1,082.1

Net decrease in cash, cash equivalents, and restricted cash	(6.8)	(63.3)
Cash, cash equivalents, and restricted cash at beginning of period	60.9	124.2

Cash, cash equivalents, and restricted cash at end of period	$54.1	$60.9

Supplemental Disclosure
Property, plant and equipment non-cash accruals	$27.1	$95.9

*Not covered by the auditor’s report

See Notes to the Consolidated Financial Statements

NEXUS GAS TRANSMISSION, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(In millions of US dollars)

	Spectra Energy Nexus Gas Transmission, LLC	DTE Nexus, LLC	Total
January 1, 2018	639.6	639.7	1,279.3

Earnings	67.6	67.5	135.1
Attributed deferred tax expense	11.9	12.0	23.9
Contributions from members	544.6	544.5	1,089.1
Distributions to members	(3.5)	(3.5)	(7.0)

December 31, 2018	$1,260.2	$1,260.2	$2,520.4

Earnings	29.8	29.9	59.7
Attributed deferred tax expense	0.3	0.3	0.6
Contributions from members	127.0	127.0	254.0
Distributions to members	(72.6)	(72.6)	(145.2)

December 31, 2019*	$1,344.7	$1,344.8	$2,689.5

*Not covered by the auditor’s report

See Notes to the Consolidated Financial Statements

NEXUS GAS TRANSMISSION, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 (not covered by the auditor’s report) and 2018

1. Summary of Operations and Significant Accounting Policies

Nature of Operations. NEXUS Gas Transmission, LLC (collectively, “we”, “our”, “us” and the “Company”) is a Delaware limited liability company and is owned 50% by Spectra NEXUS Gas Transmission, LLC (an indirect subsidiary of Spectra Energy Corp (“Spectra Energy”)) and 50% by DTE NEXUS, LLC (a direct subsidiary of DTE Pipeline Company (“DTE”)). We were formed on September 9, 2015. We are engaged in natural gas transmission of natural gas received from Appalachian shale gas supplies to markets in the U.S. Midwest, including Ohio, Michigan and Illinois, as well as Ontario, Canada. We are subject to the rules and regulations of the Federal Energy Regulatory Commission (“FERC”).

Basis of Presentation. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and reflect the results of operations, financial position and cash flows of our company. The Consolidated Financial Statements do not include any of the assets, liabilities, revenues or expenses of the members. Amounts are stated in United States dollars unless otherwise noted.

Consolidation. The Consolidated Financial Statements reflect the elimination of intercompany transactions and balances.

Use of Estimates. To conform with U.S. GAAP, we make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements. Although these estimates are based on our best available knowledge at the time, actual results could differ.

Cost-Based Regulation. We are subject to the rules and regulations of the FERC, who exercises statutory authority over matters such as rates, ratemaking and agreements with customers. To recognize the economic effects of the actions of the regulator, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under U.S. GAAP for non rate-regulated entities. Regulatory assets represent amounts that are expected to be recovered from customers in future periods through rates. Regulatory liabilities represent amounts that are expected to be refunded to customers in future periods through rates. Regulatory assets are assessed for impairment if we identify an event indicative of possible impairment. The recognition of regulatory assets and liabilities is based on the actions, or expected future actions, of the regulator. To the extent that the regulator’s actions differ from our expectations, the timing and amount of recovery or settlement of regulatory balances could differ significantly from those recorded. In the absence of rate regulation, we would generally not recognize regulatory assets or liabilities and the earnings impact would be recorded in the period the expenses are incurred or revenues are earned. A regulatory asset or liability is recognized in respect of deferred income taxes when it is expected the amounts will be recovered or settled through future regulator-approved rates. See Note 2 for further discussion.

Revenue Recognition. Revenues from the transportation of natural gas are recognized when the service is provided. Revenues related to these services provided but not yet billed are estimated each month. These estimates are generally based on contract data, regulatory information, and preliminary throughput and allocation measurements. Final bills for the current month are billed and collected in the following month. Differences between actual and estimated revenues are immaterial. We also have certain customer contracts with billed amounts that decline annually over the terms of the contracts. Differences between the amounts billed and recognized are deferred on the Consolidated Statements of Financial Position.

Allowance for Funds Used During Construction (“AFUDC”). AFUDC, which represents the estimated debt and equity costs of capital funds necessary to finance the construction and expansion of certain new regulated facilities, consists of two components, an equity component and an interest expense component. The equity component is a non-cash item. After construction is completed, we are permitted to recover these costs through inclusion in the rate base and in the depreciation provision. AFUDC is capitalized as a component of Property, Plant and Equipment on the Consolidated Statements of Financial Position, with offsetting credits to the Consolidated Statements of Earnings through Other Income. The total amount of AFUDC included in the Consolidated Statements of Earnings was nil and $118.3 million in 2019 and 2018, respectively.

Income Taxes. We are not subject to federal income taxes, but rather our taxable income or loss is reported on the income tax returns of our members. We are subject to cost-based regulation and consequently record a regulatory tax asset in connection with the tax gross up of AFUDC equity. The corresponding deferred tax liability is recognized as an Attributed Deferred Tax Expense in the Consolidated Statements of Changes in Members Equity since we are a pass-through entity.

Cash and Cash Equivalents. Cash and cash equivalents include short-term investments with a term to maturity of three months or less when purchased.

Restricted cash. Cash and cash equivalents that are restricted as to withdrawal or usage, in accordance with specific commercial arrangements, are presented as Restricted cash on the Consolidated Statements of Financial Position.

Property, Plant and Equipment. Property, plant and equipment is stated at historical cost less accumulated depreciation. We capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes, administrative and general costs, and the cost of funds used during construction. The costs of renewals and betterments that extend the useful life or increase the expected output of property, plant and equipment are also capitalized. The costs of repairs, replacements and major maintenance projects that do not extend the useful life or increase the expected output of property, plant and equipment are expensed as incurred. Depreciation is generally computed over the asset’s estimated useful life using the straight-line method.

When we retire property, plant and equipment, we charge the original cost plus the cost of retirement, less salvage value, to accumulated depreciation and amortization. When we sell entire regulated operating units, or retire or sell certain non-regulated properties, the cost is removed from the property account and the related accumulated depreciation and amortization accounts are reduced. Any gain or loss is recorded in earnings, unless otherwise required by the FERC.

Preliminary Project Costs. Project development costs, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized when it is determined that recovery of such costs through regulated revenues of the completed project is probable.

Intangible Assets. Intangible assets consist primarily of certain software costs and customer relationships. We capitalize costs incurred during the application development stage of internal use software projects. Customer relationships represent the underlying relationship from long-term agreements with customers that are capitalized upon acquisition. Intangible assets are generally amortized on a straight-line basis over their expected lives, commencing when the asset is available for use.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of net identifiable assets on acquisition of a business. The carrying value of goodwill, which is not amortized, is assessed for impairment annually, or more frequently if events or changes in circumstances arise that suggest the carrying value of goodwill may be impaired. We perform our annual review of the goodwill balance on April 1.

In performing the goodwill impairment test, we have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. When performing a qualitative assessment, we determine the drivers of fair value for each reporting unit and evaluate whether those drivers have been positively or negatively affected by relevant events and circumstances since the last fair value assessment. Our evaluation includes, but is not limited to, assessment of macroeconomic trends, regulatory environments, capital accessibility, operating income trends, and industry conditions. Based on our assessment of the qualitative factors, if we determine it is more likely than not that the fair value of the reporting unit is less than it’s carrying amount, a quantitative goodwill impairment test is performed.

The quantitative goodwill impairment test involves determining the fair value of our reporting unit and comparing it to the carrying value. If the carrying value of our reporting unit, including allocated goodwill, exceeds its fair value, goodwill impairment is measured at the amount by which our reporting unit’s carrying value exceeds its fair value. This amount should not exceed the carrying amount of goodwill. Fair value of our reporting units is estimated using a combination of discounted cash flow model and earnings multiples techniques. The determination of fair value using the discounted cash flow model technique requires the use of estimates and assumptions related to discount rates, projected operating income, terminal value growth rates, capital expenditures and working capital levels. The cash flow projections include significant judgments and assumptions relating to revenue growth rates and expected future capital expenditure. The determination of fair value using the earnings multiples technique requires assumptions to be made in relation to maintainable earnings and earnings multipliers for reporting units.

Long-Lived Asset Impairments. We evaluate whether long-lived assets have been impaired when circumstances indicate the carrying value of those assets may not be recoverable. For such long-lived assets, an impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability weighted approach is used in developing estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on these estimated future undiscounted cash flows, an impairment loss is measured as the excess of the asset’s carrying value over its fair value, such that the asset’s carrying value is adjusted to its estimated fair value.

We assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one source. Sources to determine fair value include, but are not limited to, recent third-party comparable sales, internally developed discounted cash flow analyses and analyses from outside advisors. Significant changes in market conditions resulting from events such as changes in natural gas available to our systems, the condition of an asset, a change in our intent to utilize the asset or a significant change in contracted revenues or regulatory recoveries would generally require us to reassess the cash flows related to the long-lived assets.

Receivables and Allowance for Doubtful Accounts. Accounts receivable are measured at cost. Allowance for doubtful accounts is determined based on collection history. When we have determined that further collection efforts are unlikely to be successful, amounts charged to the allowance for doubtful accounts are applied against the impaired accounts receivable.

Adoption of new accounting standards. The following new Accounting Standards Updates (“ASUs”) were adopted during 2019 and the effect of such adoptions, if any, have been presented in the accompanying Consolidated Financial Statements:

Revenues from Contracts with Customers

Effective January 1, 2019, we adopted ASU 2014-09 on a modified retrospective basis to contracts that were not complete at the date of initial application. The new standard was issued with the intent of significantly enhancing consistency and comparability of revenue recognition practices across entities and industries. The new standard establishes a single, principles-based five-step model to be applied to all contracts with customers and introduces new and enhanced disclosure requirements. It also requires the use of more estimates and judgments than the previous standards.

In adopting Accounting Standards Codification (“ASC”) 606, we applied the practical expedient for contract modifications whereby contracts that were modified before January 1, 2019 were not retrospectively restated. Instead, the aggregate effect of all contract modifications occurring before that time has been reflected when identifying satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to satisfied and unsatisfied obligations.

The adoption of the new revenue standard did not have a material impact on our Consolidated Financial Statements.

Future accounting policy changes. The following ASUs were issued but not adopted as of December 31, 2019:

Clarifying Interaction between Collaborative Arrangements and Revenue from Contracts with Customers

In November 2018, ASU 2018-18 was issued to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. ASU 2018-18 also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and early adoption is permitted. The adoption of ASU 2018-18 is not expected to have a material impact on our Consolidated Financial Statements.

Disclosure Effectiveness

In August 2018, the Financial Accounting Standards Board (“FASB”) issued amendments as a part of its disclosure framework project aimed to improve the effectiveness of disclosures in the notes to financial statements. ASU 2018-13 was issued to modify the disclosure requirements in ASC 820, Fair Value Measurement. The amendments in ASU 2018-13 eliminate and modify some disclosures, while also adding new disclosures for fair value measurements. This update is effective January 1, 2020, however entities are permitted to early adopt the eliminated or modified current disclosures. The adoption of ASU 2018-13 is not expected to have a material impact of our Consolidated Financial Statements.

Accounting for Credit Losses

ASU 2016-13 was issued in June 2016 with the intent of providing financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. Current treatment uses the incurred loss methodology for recognizing credit losses that delays the recognition until it is probable a loss has been incurred. The accounting update adds a new impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. Under the new guidance, an entity will recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses.

Further, ASU 2018-19 was issued in November 2018 to clarify that operating lease receivables should be accounted for under the new leases standard, ASC 842, and are not within the scope of ASC 326, Financial Instruments – Credit Losses. Both accounting updates are effective January 1, 2020.

The Company has performed a detailed evaluation as of December 31, 2019 and does not anticipate the adoption of ASU 2016-13 to have a material impact on our Consolidated Financial Statements.

Recognition of Leases

ASU 2016-02 was issued in February 2016 with the intent to increase transparency and comparability among organizations. It requires lessees of operating lease arrangements to recognize lease assets and lease liabilities on the balance sheet and disclose additional key information about lease agreements. The accounting update also replaces the current definition of a lease and requires that an arrangement be recognized as a lease when a customer has the right to obtain substantially all of the economic benefits from the use of an asset, as well as the right to direct the use of the asset. The new standard will become effective for us on January 1, 2020 and in adopting ASC 842, we intend to apply the transition practical expedients offered in connection with this update. Application of the package of practical expedients permits entities not to reassess a) whether any expired or existing contracts contain leases in accordance with the new guidance, b) lease classifications and c) whether initial direct costs capitalized under ASC 840 continue to meet the definition of initial direct costs under the new guidance. Under the new lease guidance, we have also decided to elect, by class of underlying asset, to not separate non-lease components from the associated lease components of its lessee contracts and account for both components as a single lease component.

ASU 2018-01 was issued in January 2018 to address stakeholder concerns about the costs and complexity of complying with the transition provisions of the new lease requirements as they relate to land easements. The amendments provide an optional transition practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under existing guidance. We intend to elect this practical expedient in connection with the adoption of the new lease requirements.

In July 2018, ASU 2018-11 was issued to address additional stakeholder concerns regarding the unanticipated costs and complexities associated with the modified retrospective transition method, as well as the requirement for lessors to separate components of a contract. Under the new guidance, entities are provided with an additional transition method which allows entities to apply the new standard at the date of adoption and to elect not to recast comparative periods presented. This amendment also provides a practical expedient which allows lessors to combine associated lease and nonlease components within a contract when certain conditions are met. We intend to elect both of these practical expedients in the adoption of the new lease standard.

We have performed a detailed evaluation as of December 31, 2019 and do not anticipate the adoption of ASU 2016-02 to have a material impact on our Consolidated Financial Statements.

2. Regulatory Matters

Regulatory Assets. We record assets and liabilities that result from the regulated rate-making process that would not be recorded under GAAP for non-regulated entities. See Note 1 for further discussion.

We have regulatory assets related to the income tax gross up of AFUDC equity. The total amount of regulatory assets included on the Consolidated Statements of Financial Position was $50.2 million and $49.6 million as of December 31, 2019 and December 31, 2018, respectively. All amounts are expected to be included in future rate filings and will be recovered over the life of the associated asset. We have no regulatory liabilities of as of December 31, 2019 and December 31, 2018.

Rate Related Information. NEXUS continues to operate under rates approved by the FERC in 2017.

3. Acquisitions

On September 20, 2019 we acquired 100% of Generation Pipeline LLC (“GPL”) for a cash purchase price of $163.2 million, including estimated closing adjustments (“the acquisition”).

GPL was founded in 2015 and operates a 23-mile, 24-inch diameter pipeline with approximate capacity of 355,000 MMBtu per day. The system does not include any compressor stations and is capable of increasing capacity to 650,000 MMBtu per day without additional compression. The pipeline originates at the Maumee Hub in Lucas County, Ohio where it interconnects with Panhandle Eastern Pipeline and ANE Pipeline and delivers gas to industrial customers near the port of Toledo, Ohio. The pipeline went into service in September, 2016 and currently has three long-term contracted customers.

GPL’s existing infrastructure provides access to future growth opportunities from growing power and industrial demand in Ohio. In addition, there are potential opportunities to connect the Company’s existing infrastructure with that of GPL via lateral pipelines to further broaden market access capabilities.

The acquisition was accounted for as a business combination under the acquisition method of accounting as prescribed by ASC 805 Business Combinations. The acquired tangible and intangible assets were recorded at their estimated fair values at the date of acquisition.

The purchase price allocation was completed as at September 20, 2019 along with the determination of remaining goodwill. The following table summarizes the estimated fair values that were assigned to the net assets of GPL:

September 20	2019
(in millions)
Fair value of net assets acquired:
Cash and cash equivalents	$1.0
Accounts receivable(a)	2.1
Contract asset(b)	1.7
Property, plant and equipment(c)	109.4
Intangible assets - contractual relationships(d)	38.1
Current liabilities(e)	(4.0)

148.3
Goodwill(f)	14.9

163.2

Purchase price:
Cash	163.2

a) Accounts receivable represents outstanding invoices for transportation services provided to customers. Due to the short-term nature, and the low probability of non-collection, it was assumed that the fair value would not be materially different from the carrying value.

b) Contract asset represents outstanding payment to be received from a customer for services which GPL has already performed.

c) Property, plant and equipment acquired includes pipeline, metering and receipt stations, land, rights-of-way and construction in progress. We have applied the valuation methodologies described in ASC 820 Fair Value Measurements and Disclosures, to value the property, plant and equipment purchased. The fair value of GPL’s property, plant and equipment was primarily determined using a cost approach aided by the income approach utilized in the context of an economic obsolescence analysis. Some of the more significant assumptions inherent in the development of the values included the reliance on internal data primarily due to a lack of publicly available third-party data related to similar transactions.

d) Intangible assets acquired represent contractual relationships arising from long-term transportation contracts with three customers. Capitalized upon acquisition, the fair value has been determined using an income approach. Intangible assets are amortized on a straight-line basis over their expected lives.

e) Current liabilities represent accounts payable and accrued expenses. Due to the short-term nature it was assumed that the fair value would not be materially different than the carrying value.

f) As part of the acquisition we recorded $14.9 million in goodwill, which is primarily related to access to future growth opportunities from growing power and industrial demand in Ohio, in addition to potential opportunities to connect the Company’s existing infrastructure to that of GPL via lateral pipelines. The goodwill balance is deductible for tax purposes and no further adjustments were made to the carrying amount up to December 31, 2019.

Cash of $8.0 million has been held back from the consideration paid to the seller and will be held in escrow until a final determination of closing adjustments has been made. Arising from this, our Consolidated Statements of Financial position now reflect Restricted cash and Deferred credits of $8.0 million.

Post acquisition we began consolidating GPL and since the closing, GPL has generated $3.7 million in operating revenues and $1.3 million in earnings.

4. Revenues from Contracts with Customers

Significant Customers. Two of our five largest customers accounted for approximately 30% and 20% of our revenues for the year ended December 31, 2019 with the remaining three customers accounting for 12% each. For the year ended December 31, 2018, our three largest customers accounted for approximately 36%, 24%, and 13% of our revenues.

Disaggregation of Revenue. All operating revenues for the year ended December 31, 2019 were earned from contracts with customers for the transportation of natural gas.

Contract Balances	Receivables	Contract assets
	(in millions)
Balance as at January 1, 2019	$27.2	$—
Balance as at December 31, 2019	27.5	1.7

Contract receivables represent the amount of receivables derived from contracts with customers.

Contract assets represent the amount of revenue which has been recognized in advance of payments received for performance obligations we have fulfilled (or partially fulfilled) and prior to the point in time at which our right to the payment is unconditional. Amounts included in contract assets are transferred to accounts receivable when our right to the consideration becomes unconditional.

There were no contract liabilities as at January 1, 2019 or December 31, 2019.

Revenue from Unfulfilled Performance Obligations. Total revenue from performance obligations expected to fulfilled in future periods is approximately $3.7 billion, of which $280 million is expected to be recognized during the year ended December 31, 2020.

Excluded from these amounts are variable considerations, effects of escalation on certain contracts that have a duration of one year or less pursuant to the practical expedient provision of the standard, and interruptible contracts not enforceable until volumes are nominated by customers for transportation.

Significant Judgments Made in Recognizing Revenue

Long-Term Transportation Agreements

For long-term transportation agreements, significant judgments pertain to the period over which revenue is recognized and whether the agreement provides for make-up rights for the shippers. Transportation revenue earned from firm contracted capacity arrangements is recognized ratably over the contract period. Transportation revenue from interruptible or volumetric-based arrangements is recognized when services are performed.

Estimates of Variable Consideration

Revenue from arrangements subject to variable consideration is recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Uncertainties associated with variable consideration relate principally to differences between estimated and actual volumes and prices. These uncertainties are resolved each month when actual volumes are sold or transported and actual tolls and prices are determined.

Performance Obligations Satisfied Over Time

All operating revenues from the Company for the twelve month period ended December 31, 2019, were from services transferred over time. For arrangements involving the transportation where the transportation services or commodities are simultaneously received and consumed by the shipper or customer, we recognize revenue over time using an output method based on volumes of commodities delivered or transported. The measurement of the volumes transported or delivered corresponds directly to the benefits received by the shippers or customers during that period.

Determination of Transaction Prices

Prices for transportation services are determined based on the capital cost of the facilities, pipelines and associated infrastructure required to provide such services, plus a rate of return on capital invested that is determined either through negotiations with customers or through regulatory processes for those operations that are subject to rate regulation.

Payment Terms

Payments are received monthly from customers under long-term transportation contracts.

5. Transactions with Affiliates

	Year ended December 31,
Consolidated Statements of Earnings	2019	2018
	(in millions)
Operating revenues	$129.0	$19.8
Operating, maintenance and other	105.6	16.9

	December 31,
Consolidated Statements of Financial Position	2019	2018
	(in millions)
Receivables - trade(a)	$14.0	$12.1
Construction advances	2.4	—
Current assets - other	2.5	2.5
Accounts payable - affiliates	19.3	3.9
Property, plant and equipment	23.1	40.0

(a) Includes $1.8 million reported in Gas imbalance receivables (2018 - $1.9 million)

6. Property, Plant and Equipment

	Weighted Average Depreciation	December 31,
		2019	2018[1]
		(in millions)
Plant
Natural gas transmission	1.66%	$2,282.2	$2,218.2
Distribution	1.89%	106.0	—
Rights of way	1.66%	252.4	242.4
Land		15.9	15.9
Construction in progress		27.3	14.5

Total property, plant and equipment		2,683.8	2,491
Total accumulated depreciation		(50.8)	(8.5)

Total net property, plant and equipment		$2,633.0	$2,482.5

12018 Intangible Assets comparative figures have been reclassified to conform to current year’s asset classifications. Refer to Note 7. Intangible Assets.

We had no capital leases at December 31, 2019 and December 31, 2018.

Composite weighted-average depreciation rate was 1.66% and 1.67% for the years ended December 31, 2019 and December 31, 2018, respectively.

7. Intangible Assets

	Weighted Average Amortization Rate	December 31,
December 31, 2019		2019	2018
(in millions)
Customer relationships	3.3%	$38.1	$—
Software	20.0%	2.1	2.1
Other	1.7%	3.0	3.0

Total intangible assets		43.2	5.1
Total accumulated amortization		(0.9)	(0.1)

Total net intangible assets		$42.3	$5.0

Estimated amortization expense for 2020 through 2023 is $1.7 million per year and $1.4 million in 2024.

8. Risk Management

Credit Risk. Our principal customers for natural gas transportation services are local distribution companies, natural gas producers and marketers, and utilities located in Ohio, Michigan and Ontario, Canada. We have concentrations of receivables from these sectors throughout this region. These concentrations of customers may affect our overall credit risk in that risk factors can negatively affect the credit quality of the entire sector. Where exposed to credit risk, we analyze the customers’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis. We also obtain parental guarantees, cash deposits, or letters of credit from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the regulatory or contractual terms and conditions applicable to each contract.

9. Commitments and Contingencies

General Insurance. We maintain, either independently, or through inclusion in the corporate insurance programs maintained by our respective owners in proportion to their respective interest in our company, insurance coverage in types and amounts, and with terms and conditions, that are generally consistent with coverage considered customary for our industry.

Environmental. We are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations can change from time to time, imposing new obligations on us.

Environmental risk is inherent to liquid hydrocarbon and natural gas pipeline operations, and we and our affiliates are, at times, subject to environmental remediation at various contaminated sites. We manage this environmental risk through appropriate environmental policies and practices to minimize any impact our operations may have on the environment. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to past or current operations. We expense amounts we incur for remediation of existing environmental contamination caused by past operations that do not benefit future periods by preventing or eliminating future contamination. We record liabilities for environmental matters when assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. Estimates of environmental liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other factors. These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by government organizations. Our estimates are subject to revision in future periods based on actual costs or new information and are included in Regulatory and other liabilities in our balance sheets at their undiscounted amounts. We always have the potential of incurring additional costs in connection with environmental liabilities due to variations in any or all of the categories described above, including modified or revised requirements from regulatory agencies, in addition to fines and penalties, as well as expenditures associated with litigation and settlement of claims. We evaluate recoveries from insurance coverage separately from the liability and, when recovery is probable, we record and report an asset separately from the associated liability in our Consolidated Financial Statements.

We recognize liabilities for other commitments and contingencies when, after fully analyzing the available information, we determine it is either probable that an asset has been impaired, or that a liability has been incurred and the amount of impairment or loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount, or if no amount is more likely than another, we accrue the minimum of the range of probable loss. We expense legal costs associated with loss contingencies as such costs are incurred.

Litigation. We are subject to various legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be predicted with certainty, management believes that the resolution of such actions and proceedings will not have a material impact on our financial position or results of operations.

Legal costs related to the defense of loss contingencies are expensed as incurred. We had no material reserves for legal matters recorded as of December 31, 2019 and December 31, 2018 related to litigation.

10. Subsequent Event

We have evaluated significant events and transactions that occurred from January 1, 2020 through March 26, 2020, the date the financial statements were issued.

The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in U.S./Canada and international markets. Because there is significant uncertainty around the breadth and duration of global economic and business disruptions and effects related to COVID-19, the Company is unable to determine if the pandemic could have a material impact to its financial position, operations and/or cash flows in the future.